B A K E R                                                                                                                                                                                                               TRI-CITIES TENNESSEE/VIRGINIA
DONELSON                                               100 MED TECH PARKWAY
BEARMAN, CALDWELL                                                                                                                                                                                     SUITE 200
& BERKOWITZ, PC                                                                                                                                                                                              JOHNSON CITY, TENNESSEE  37604
                                                                 PHONE:  423.928.0181
                                                                                                                                                                                                                                 FAX:  423.928.5694
                                                                                                                                                                                                                                 KINGSPORT:  423.246.6191
                                                                                                                                                                                                                                 MAILING ADDRESS:
                                                                                                                                                                                                                                 P.O. BOX 3038
                                                                                                                                                                                                                                 JOHNSON CITY, TENNESSEE  37602

                                                                                                                                                                                                                                 www.bakerdonelson.com

Linda Crouch, Shareholder
Direct Dial: 423.928.0181
Direct Fax: 423.979.7623
E-Mail Address: lcrouch@bakerdonelson.com

January 4, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Vanessa Robertson, Staff Accountant
VIA EDGAR

Re:	Provectus Pharmaceuticals, Inc., File No. 000-9410

Dear Ms. Robertson:

Provectus Pharmaceuticals, Inc. (the "Company") received your letter dated December 23, 2010 relating to comments to the Company's Form 10-K for the fiscal year ended December 31, 2009 and Form 10-Q for the quarterly period ended September 30, 2010 (the "SEC Letter").  The Company requests an extension to reply to the SEC Letter, and anticipates filing such reply on or before January 21, 2011.

Thank you for your assistance in this matter.  Please contact me at the number above if there are any matters we need to discuss prior to the Company submitting its reply to the SEC Letter.

                                     Sincerely,

                                     /s/ Linda Crouch

                                                                                                                                                    Linda Crouch, Shareholder

Cc:           Mary Mast, Senior Staff Accountant
 Jim B. Rosenberg, Senior Assistant Chief Accountant
 Peter R. Culpepper, Chief Financial Officer

ALABAMA •	GEORGIA •	LOUISIANA •	MISSISSIPPI •	TENNESSEE •	WASHINGTON, D.C.